EXHIBIT 99.1

NFL Tuesday Night Gaming Wins Two Golds at MUSE Creative Awards

LOS ANGELES, Nov. 30, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (TSX: EGLX), the leading gaming media and entertainment company in North America, and WePlay Studios (“WePlay”), a Ukrainian content production company that blends gaming, technology, and storytelling to create unparalleled viewer experiences, announced that NFL Tuesday Night Gaming (NFL TNG) has been named a two-time winner of the 2023 MUSE Creative Awards, winning gold awards in the “Sports Video” and “Entertainment Video” categories for extraordinary production work.

NFL Tuesday Night Gaming, the popular video gaming series created by the National Football League (NFL) and Enthusiast Gaming, features NFL players and Legends teaming up with top gaming creators to compete head-to-head across popular video games. Season 2 of NFL TNG premiered on September 12, 2023, and is streamed live every Tuesday at 7 p.m. EST from the WePlay Esports Arena Los Angeles. The stream is available on NFL TNG’s Twitch, YouTube, and X channels. WePlay works on NFL TNG’s live production, including designing visual and content components, creating computer graphics and augmented reality for the broadcast, and providing technical support for the show.

Every year, the MUSE Creative Awards celebrate and honor excellence and innovation in creativity in the realms of digital media, design, and advertising. The expert jury recognizes nominees with extraordinary craft in creating compelling narratives that push creative boundaries and deliver a lasting impact on audiences.

“Our goal with NFL Tuesday Night Gaming was to bring together two of the most popular American pastimes, football and gaming, in an authentic way that champions the best of what both have to offer, bridging these fandoms and expanding the entertainment medium,” said Nick Brien, Chief Executive Officer of Enthusiast Gaming. “To win awards that recognize the innovation and excellence of the program is a tremendous honor and speaks highly of not only our flagship partnership with the NFL, but also our exceptional team and our production partner at WePlay Studios all of which strive to ensure the ongoing quality of this weekly event.”

“While working on production for Season 1 and now Season 2, we have been dedicated to the common purpose of bringing this entertainment and pleasure to viewers through every broadcast element, from graphics and extended reality to decoration sets and lighting accompaniment. It’s a great honor for our team to see our efforts recognized at the highest level,” added Maksym Bilonogov, general producer and chief visionary officer at WePlay Studios.

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

About WePlay Studios
WePlay Studios is a content-driven production company that blends gaming, technology, and storytelling to create unparalleled viewer experiences. The company accelerates the entertainment industry with creative solutions in broadcasting, augmented reality, visual effects, interactive experiences, etc. Networks, brands, and agencies around the world turn to WePlay Studios for content development, production execution, and highly targeted brand integrations.

Founded in Kyiv, Ukraine, by Yura Lazebnikov and Oleg Krot, the company has dual headquarters in Los Angeles, California, and Kyiv, Ukraine, with high-tech arenas and studios specialized for creating content of any kind. Today, WePlay Studios is the strategic partner of One True King, the largest streaming community in the United States, and the production partner of the Enthusiast Gaming organization.

The WePlay team was shortlisted for the Sports Emmy Awards for 2022 for outstanding coverage of an esports event and a finalist of the 2021 Esports Awards for Creative Team of the Year, among many other awards. WePlay Studios is proud to have developed, produced, hosted, and broadcast over 30 esports and gaming events, amassing nearly two million followers and 235 million views on Twitch.

Enthusiast Gaming Contacts
Enthusiast Gaming: Felicia DellaFortuna, CFO
Investors: FNK IR – Rob Fink / Matt Chesler, CFA – investor@enthusiastgaming.com
Media: press@enthusiastgaming.com

WePlay Studios Contacts
press@weplayholding.com

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